UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 16, 2015
(correcting order dated October 21, 2011)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Prospect Global Resources Inc.

File No. 0-54438 - CF#27120

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Prospect Global Resources Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 2, 2011.

Based on representations by Prospect Global Resources Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through	August 2, 2021
Exhibit 10.2	through	August2, 2021
Exhibit 10.3	through	August 2, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel